FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2011

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

YPF Sociedad Anónima

TABLE OF CONTENTS

Item

1	English translation of letter to the Buenos Aires Stock Exchange dated March 1, 2011

Item 1.

Buenos Aires, March 1, 2011

Messrs.
To the
Buenos Aires Stock Exchange

Re: Relevant Update

We notify the following:

The purpose of this letter is to inform you of certain relevant developments concerning the preliminary injunction granted in connection with the file “Karcz, Miguel Angel and Other vs. REPSOL YPF S.A.- YPF S.A. - NATIONAL STATE (Ministry of Economy) - Declaration of Certainty” (File 2-K-2010), pending before the Federal Court of First Instance of Bell Ville, which existence was notified to you in a letter dated February 11, 2011.

We were notified today of the decision of the ad hoc intervening judge, Dr. Mario Oscar Favero, in connection with the file referred to above, pursuant to which he has admitted the appeal filed by YPF S.A. against such preliminary injunction, and suspended its effect. This means that, pending a decision by the superior court which will hear the appeal, the preliminary injunction will not be effective.

We also inform you  that on February 25, 2011, YPF S.A. brought the court action No. 1.923/2011 “YPF S.A. s/ INHIBITORY,” pending before the Federal Court of First Instance on Federal Administrative Matters No. 2, Secretary No. 3, requesting the inhibition of the federal judge of first instance of Bell Ville, in the province of Cordoba, in respect of the file “Karcz, Miguel Angel and Other vs. REPSOL YPF S.A.- YPF S.A. - NATIONAL STATE (Ministry of Economy) - Declaration of Certainty” (File 2-K-2010), and requesting that a preliminary injunction be granted to modify the unreasonable injunction granted by the federal judge of Bell Ville.

Following the filing of this court action, the intervening judge, Dr. Esteban Carlos Furnari, decided today “... To grant the preliminary injunction requested by YPF S.A., allowing the free disposition of its shares, allowing the sale, assignment or transfer of such shares, provided that Repsol YPF S.A., directly or indirectly owns at least 10% of the shares of YPF S.A....,” requesting that this decision be notified to Repsol YPF S.A., the National State -Ministry of Economy-, the National Securities Commission of Argentina (CNV), the Securities and Exchange Commission of the United States of America (SEC), Mr. Miguel Angel Karcz and the Federation of Former Employees of YPF S.A. It also requested the removal of the court actions brought by Mr. Karcz in the province of Cordoba to the Federal Court of First Instance on Federal Administrative Matters No. 2, Secretary No. 3 referred to above.

Yours sincerely,

Mauro Dacomo
Attorney in fact General Counsel YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: March 3, 2011	By:	/s/ Guillermo Reda
	Name:	Guillermo Reda
	Title:	Chief Financial Officer